================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                                   LEXENT INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   52886Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)


                               HUGH J. O'KANE, JR.
                              THREE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 981-0700
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                SEPTEMBER 5, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the
Exchange   Act.


                         (Continued on following pages)
                              (Page 1 of 21 pages)
================================================================================

------------------------                        --------------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                        --------------------------------



 ----------- -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON:                       Hugh J. O'Kane, Jr.

             S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON:
 ----------- -------------------------------------------------------------------
                                                                         (a) [x]
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (b) [_]
 ----------- -------------------------------------------------------------------

     3       SEC USE ONLY
 ----------- -------------------------------------------------------------------

     4       SOURCE OF FUNDS:                SC
 ----------- -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                         [_]
 ----------- -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
 ----------------------------- -------------------------------------------------
 NUMBER OF
   SHARES        7    SOLE VOTING POWER:         9,039,448 (see Items 5 and 6)
                      ----------------------------------------------------------
BENEFICIALLY
  OWNED BY       8    SHARED VOTING POWER:       2,342,062
                      ----------------------------------------------------------
    EACH
 REPORTING       9    SOLE DISPOSITIVE POWER:    9,039,448 (see Items 5 and 6)
                      ----------------------------------------------------------

 PERSON WITH    10    SHARED DISPOSITIVE POWER:  1,494,326
 ----------- -------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY      11,381,510 (see Items 5 and 6)
             OWNED BY REPORTING PERSON:
 ----------- -------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES:                                                 [_]
 ----------- -------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   26.5%
 ----------- -------------------------------------------------- ----------------

     14      TYPE OF REPORTING PERSON:   IN
 ----------- -------------------------------------------------------------------

------------------------                        --------------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                        --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:                Kevin M. O'Kane
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:   SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES        7     SOLE VOTING POWER:         9,944,174 (see Items 5 and 6)
              ------- ----------------------------------------------------------
BENEFICIALLY
  OWNED BY       8     SHARED VOTING POWER:       2,342,062
              ------- ----------------------------------------------------------
    EACH
 REPORTING       9     SOLE DISPOSITIVE POWER:    9,944,174 (see Items 5 and 6)
              ------- ----------------------------------------------------------

PERSON WITH     10    SHARED DISPOSITIVE POWER:   1,494,326
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:                 12,286,236 (see Items 5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   28.6%
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:  IN
----------- --------------------------------------------------------------------

------------------------                        --------------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                        --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:                Christine G. Kelly
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:     SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:   United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES         7     SOLE VOTING POWER:                 0 (see Items 5 and 6)
               -------  --------------------------------------------------------
BENEFICIALLY
  OWNED BY        8     SHARED VOTING POWER:             500
               -------  --------------------------------------------------------
    EACH
 REPORTING        9     SOLE DISPOSITIVE POWER:          500 (see Items 5 and 6)
               -------  --------------------------------------------------------

PERSON WITH      10     SHARED DISPOSITIVE POWER:          0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:                         500 (see Items 5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:    IN
----------- --------------------------------------------------------------------

------------------------                        --------------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                        --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:               George Garcia
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:                SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:   United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES        7     SOLE VOTING POWER:              0  (see Items 5 and 6)
              -------  ---------------------------------------------------------
BENEFICIALLY
  OWNED BY       8     SHARED VOTING POWER:      143,336
              -------  ---------------------------------------------------------
    EACH
 REPORTING       9     SOLE DISPOSITIVE POWER:   143,336  (see Items 5 and 6)
              -------  ---------------------------------------------------------

PERSON WITH      10    SHARED DISPOSITIVE POWER:       0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:                 143,336  (see Items 5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:   IN
----------- --------------------------------------------------------------------

------------------------                        --------------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                        --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:                Dennis Oliva
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:                SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES          7     SOLE VOTING POWER:                0 (see Items 5 and 6)
                ------- --------------------------------------------------------
BENEFICIALLY
  OWNED BY         8     SHARED VOTING POWER:        225,000
                ------- --------------------------------------------------------
    EACH
 REPORTING         9     SOLE DISPOSITIVE POWER:     225,000 (see Items 5 and 6)
                ------- --------------------------------------------------------

PERSON WITH       10     SHARED DISPOSITIVE POWER:         0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON:                        225,000 (see Items 5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:   IN
----------- --------------------------------------------------------------------

------------------------                           -----------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                           -----------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:              R. Patricia Kelly
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:                SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:          United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES        7    SOLE VOTING POWER:        0 (see Items 5 and 6)
                     -----------------------------------------------------------
BENEFICIALLY
  OWNED BY       8   SHARED VOTING POWER:       24,000
                     -----------------------------------------------------------
    EACH
 REPORTING       9   SOLE DISPOSITIVE POWER:    24,000 (see Items 5 and 6)
                     -----------------------------------------------------------

PERSON WITH     10   SHARED DISPOSITIVE POWER:  0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY       24,000 (R. Patricia Kelly may
            OWNED BY REPORTING PERSON:          also be deemed to beneficially
                                                own 500 shares held by
                                                Christine G. Kelly and 3000
                                                shares held by Matthew S. Kelly,
                                                her minor children) (see Items
                                                5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:     IN
----------- --------------------------------------------------------------------

------------------------                           -----------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                           -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:              Matthew S. Kelly
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:                SC
----------- --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:    United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES        7     SOLE VOTING POWER:              0 (see Items 5 and 6)
               ------- ---------------------------------------------------------
BENEFICIALLY
  OWNED BY       8     SHARED VOTING POWER:            3,000
               ------- ---------------------------------------------------------
    EACH
 REPORTING       9     SOLE DISPOSITIVE POWER:         3,000 (see Items 5 and 6)
               ------- ---------------------------------------------------------

PERSON WITH      10    SHARED DISPOSITIVE POWER:       0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY     3,000 (see Items 5 and 6)
            REPORTING PERSON:
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:      IN
----------- --------------------------------------------------------------------

------------------------                           -----------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                           -----------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:              William J. Harmon
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:    SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:    United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES        7    SOLE VOTING POWER:             0 (see Items 5 and 6)
              ------- ----------------------------------------------------------
BENEFICIALLY
  OWNED BY       8    SHARED VOTING POWER:           225,000
              ------- ----------------------------------------------------------
    EACH
 REPORTING       9    SOLE DISPOSITIVE POWER:        225,000 (see Items 5 and 6)
              ------- ----------------------------------------------------------

PERSON WITH     10    SHARED DISPOSITIVE POWER:      0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON:                        225,000 (see Items 5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:     IN
----------- --------------------------------------------------------------------


                                  Page 9 fo 21

------------------------                           -----------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                           -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:              Bruce Levy
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:                SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:    United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES        7     SOLE VOTING POWER:            0 (see Items 5 and 6)
               ------- ---------------------------------------------------------
BENEFICIALLY
  OWNED BY       8     SHARED VOTING POWER:          189,400
               ------- ---------------------------------------------------------
    EACH
 REPORTING       9     SOLE DISPOSITIVE POWER:       189,400 (see Items 5 and 6)
               ------- ---------------------------------------------------------

PERSON WITH      10    SHARED DISPOSITIVE POWER:     0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON:                        189,400 (see Items 5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:   IN
----------- --------------------------------------------------------------------

------------------------                           -----------------------------
 CUSIP No.  52886Q 10 2               13D
------------------------                           -----------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:              Daniel M. Corbett
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

                                                                         (a) [x]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:     SC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:     United States
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES           7     SOLE VOTING POWER:          0 (see Items 5 and 6)
                  ------- ------------------------------------------------------
BENEFICIALLY
  OWNED BY          8     SHARED VOTING POWER:        37,500
                  ------- ------------------------------------------------------
    EACH
 REPORTING          9     SOLE DISPOSITIVE POWER:     37,500 (see Items 5 and 6)
                  ------- ------------------------------------------------------

PERSON WITH         10    SHARED DISPOSITIVE POWER:   0
----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON:                         37,500 (see Items 5 and 6)
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1 %
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:    IN
----------- --------------------------------------------------------------------

            This Amendment No. 2 amends and restates in their entirety the following items on the Schedule 13D filed by Hugh J. O'Kane, Jr. and Kevin M. O'Kane on March 25, 2003, as amended by Amendment No. 1 filed on July 16, 2003, (as amended by this Amendment No. 2, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Common Stock"), of Lexent, Inc., a Delaware corporation (the "Company").


ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D is being jointly filed by Hugh J. O'Kane, Jr., Kevin M. O'Kane, Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett (collectively, the "Reporting Persons").

            (a)-(c) and (f) Hugh J. O'Kane Jr.'s principal occupation is Chairman of the Board of the Company and his business address is Lexent Inc., Three New York Plaza, New York, New York 10004. Hugh J. O'Kane is a citizen of the United States.

            (a)-(c) and (f) Kevin M. O'Kane's principal occupation is Vice Chairman and Chief Executive Officer of the Company and his business address is Lexent Inc., Three New York Plaza, New York, New York 10004. Kevin M. O'Kane is a citizen of the United States.

            (a)-(c) and (f) Christine G. Kelly is not employed and her address is c/o R. Patricia Kelly, LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603. Christine G. Kelly is a citizen of the United States.

            (a)-(c) and (f) George Garcia's, principal occupation is Regional Manager for Hugh O'Kane Electric Co., LLC, a subsidiary of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. George Garcia is a citizen of the United States.

            (a)-(c) and (f) Dennis Oliva's principal occupation is Director of Business Development for Hugh O'Kane Electric Co., LLC, a subsidiary of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. Dennis Olivia is a citizen of the United States.

            (a)-(c) and (f) Matthew S. Kelly is not employed and his address is c/o R. Patricia Kelly, LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603. Matthew S. Kelly is a citizen of the United States.

            (a)-(c) and (f) William J. Harmon's principal occupation is Senior Vice President, Operations for Hugh O'Kane Electric Co., LLC, a subsidiary of the Company and his business address is c/o Lexent Inc., Three New York Plaza, New York, New York 10004. William J. Harmon is a citizen of the United States.

            (a)-(c) and (f) Bruce Levy's principal occupation is President and Chief Operating Officer of the Company and his business address is Lexent Inc., Three New York Plaza, New York, New York 10004. Bruce Levy is a citizen of the United States.

            (a)-(c) and (f) Daniel M. Corbett is not employed and his address is 902 72nd Street, Brooklyn, New York 11228. Daniel M. Corbett is a citizen of the United States.

            (a)-(c) and (f) R. Patricia Kelly's principal occupation is a bank executive and her business address is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603. R. Patricia Kelly is a citizen of the United States.

            (d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Reporting Persons beneficially owned the following shares of Common Stock:

            (i) Hugh J. O'Kane, Jr. may be deemed the beneficial owner of approximately 11,381,510 shares of Common Stock representing approximately 26.5% of the shares of Common Stock of the Company outstanding, as of September 19, 2003 (including approximately 57,730 shares issuable upon exercise of his options and approximately 614,898 shares issuable upon the exercise of options subject to the Letter Agreements).

            (ii) Kevin M. O'Kane may be deemed the beneficial owner of approximately 12,286,236 shares of Common Stock representing approximately 28.6% of the shares of Common Stock of the Company outstanding, as of September 19, 2003 (including approximately 57,730 shares issuable upon exercise of their options and approximately 614,898 shares issuable upon the exercise of options subject to the Letter Agreements).

            (iii) Christine G. Kelly is the beneficial owner of approximately 500 shares of Common Stock representing approximately 0.0% of the shares of Common Stock of the Company outstanding, as of September 19, 2003.

            (iv) George Garcia is the beneficial owner of approximately 143,336 shares of Common Stock representing approximately 0.3% of the shares of Common Stock of the Company outstanding, as of September 19, 2003 (including approximately 90,523 shares issuable upon exercise of options).

            (v) Dennis Oliva is the beneficial owner of approximately 225,000 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of September 19, 2003 (including approximately 225,000 shares issuable upon exercise of options).

            (vi)  R. Patricia  Kelly is the  beneficial  owner of  approximately
24,000 shares of Common Stock representing approximately 0.1% of the shares of Common Stock of the Company outstanding, as of September 19, 2003. R. Patricia Kelly may be deemed to be the beneficial owner of 500 shares held by Christine
G. Kelly and 3,000 shares held Matthew S. Kelly, her minor children, which would not affect her percentage ownership of Common Stock of the Company outstanding, as of September 19, 2003.

            (vii) Matthew S. Kelly is the beneficial owner of approximately 3,000 shares of Common Stock representing approximately 0.0% of the shares of Common Stock of the Company outstanding, as of September 19, 2003.

            (viii) William J. Harmon is the beneficial owner of approximately 225,000 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of September 19, 2003 (including approximately 124,375 shares issuable upon exercise of options).

            (ix) Bruce Levy is the beneficial owner of approximately 189,400 shares of Common Stock representing approximately 0.4% of the shares of Common Stock of the Company outstanding, as of September 19, 2003 (including approximately 175,000 shares issuable upon exercise of options).

            (x) Daniel M. Corbett is the beneficial owner of approximately 37,500 shares of Common Stock representing approximately 0.1% of the shares of Common Stock of the Company outstanding, as of September 19, 2003.

            (xi) The Reporting Persons, collectively, may be deemed the beneficial owners of approximately 21,925,684 shares of Common Stock (including approximately 730,358 shares issuable upon exercise of their options) representing approximately 51.0% of the shares of Common Stock of the Company outstanding, as of September 19, 2003.

            (b) The Reporting Persons hold the voting and dispositive power of the Common Stock as follows:

            (i) Hugh J. O'Kane, Jr. has the sole voting and dispositive power over approximately 9,039,448 shares of Common Stock (including approximately 57,730 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared voting and dispositive power over approximately 894,326 shares of Common Stock with Kevin M. O'Kane, as co-trustee, and shared voting power over an aggregate of approximately 847,736 shares of Common Stock with Kevin M. O'Kane (including approximately 614,898 shares issuable upon the exercise of options) with Christine G. Kelly, George

Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements, as further detailed below.

            (ii) Kevin M. O'Kane has the sole voting and dispositive power over approximately 9,944,174 shares of Common Stock (including approximately 57,730 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared voting and dispositive power over approximately 894,326 shares of Common Stock with a co-trustee, and shared voting power over an aggregate of approximately 847,736 shares of Common Stock with Hugh J. O'Kane, Jr. (including approximately 614,898 shares issuable upon the exercise of options) with Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements, as further detailed below.

            (iii) Christine G. Kelly has the sole dispositive power over approximately 500 shares of Common Stock, and shared voting power over approximately 500 shares of Common Stock with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

            (iv) George Garcia has the sole dispositive power over approximately 143,336 shares of Common Stock (including approximately 90,523 shares issuable upon exercise of options), and shared voting power over approximately 143,338 shares of Common Stock (including approximately 90,523 shares issuable upon exercise of options) with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

            (v) Dennis Oliva has the sole dispositive power over approximately 225,000 shares of Common Stock (including approximately 225,000 shares issuable upon exercise of options), and shared voting power over approximately 225,000 shares of Common Stock (including approximately 225,000 shares issuable upon exercise of options) with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

            (vi) R. Patricia Kelly has the sole dispositive power over approximately 24,000 shares of Common Stock, and shared voting power over approximately 24,000 shares of Common Stock with Hugh J. O'Kane, Jr. and Kevin
M. O'Kane pursuant to the Letter Agreements. R. Patricia Kelly may be deemed to be have dispositive and voting power over 500 shares held by Christine G. Kelly and 3,000 shares held Matthew S. Kelly, her minor children,

            (vii)  Matthew  S.  Kelly  has  the  sole  dispositive   power  over
approximately 3,000 shares of Common Stock, and shared voting power over approximately 3,000 shares of Common Stock with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

            (viii) William J. Harmon has the sole dispositive power over approximately 225,000 shares of Common Stock (including approximately 124,375 shares issuable upon exercise of options), and shared voting power over approximately 225,000 shares of Common Stock (including approximately 125,375 shares issuable upon exercise of options)with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

            (ix) Bruce Levy has the sole dispositive power over approximately 189,400 shares of Common Stock (including approximately 175,000 shares issuable upon exercise of options), and shared voting power over approximately 189,400 shares of Common Stock (including approximately 175,000 shares issuable upon exercise of options) with Hugh J. O'Kane, Jr. and Kevin M. O'Kane pursuant to the Letter Agreements.

            (x) Daniel M. Corbett has the sole dispositive power over approximately 37,500 shares of Common Stock, and shared voting power over approximately 37,500 shares of Common Stock with Hugh J. O'Kane, Jr. and Kevin
M. O'Kane pursuant to the Letter Agreements.

            (c) Except as set forth in Item 6 of this Schedule 13D, which Item is incorporated herein by reference, none of the Reporting Persons has effected any transaction in any securities of the Company during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement among the Reporting Persons with respect to the filing of this Amendment No. 2 to Schedule 13D.

           *2. Form of Letter Agreement between the Reporting Persons and the Signatories incorporated by reference to Exhibit 2 of Reporting Persons' Amendment No. 1 to Schedule 13D filed July 16, 2003.

            3. Agreement and Plan of Merger, dated as of July 9, 2003, between LX Merger Corp. and Lexent Inc. incorporated by reference to Exhibit 2.1 of Lexent Inc.'s Current Report on Form 8-K filed July 11, 2003.




--------
*  Previously filed.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2003

                                                     /S/  HUGH J. O'KANE, JR.
                                                     ---------------------------
                                                     HUGH J. O'KANE, JR.


                                                     /S/  KEVIN M. O'KANE
                                                     ---------------------------
                                                     KEVIN M. O'KANE


                                                     /S/ R. PATRICIA KELLY FOR
                                                     ---------------------------
                                                     CHRISTINE G. KELLY


                                                     /S/ GEORGE GARCIA
                                                     ---------------------------
                                                     GEORGE GARCIA


                                                     /S/ DENNIS OLIVA
                                                     ---------------------------
                                                     DENNIS OLIVA


                                                     /S/ R. PATRICIA KELLY
                                                     ---------------------------
                                                     R. PATRICIA KELLY


                                                     /S/ R. PATRICIA KELLY FOR
                                                     ---------------------------
                                                     MATTHEW S. KELLY


                                                     /S/ WILLIAM J. HARMON
                                                     ---------------------------
                                                     WILLIAM J. HARMON

                                                     /S/  BRUCE LEVY
                                                     ---------------------------
                                                     BRUCE LEVY


                                                     /S/ DANIEL M. CORBETT
                                                     ---------------------------
                                                     DANIEL M. CORBETT


                                  EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION                                           PAGE NO.
-----------               ------------                                          --------

      1     Agreement among the Reporting Persons with
            respect to the filing of this Amendment No. 1
            to Schedule 13D.                                                       8

      2     Form of Letter Agreement between the Reporting
            Persons and the Signatories.                                           *

      3     Agreement and Plan of Merger, dated as of                           Incorporated by
            July 9, 2003, between LX Merger Corp. and                           reference to
            Lexent Inc.                                                         Exhibit 2.1 of
                                                                                Lexent Inc.'s
                                                                                Current Report
                                                                                on Form 8-K
                                                                                filed July 11,
                                                                                2003.





------
* Previously filed.

                                    AGREEMENT


         This will confirm that the agreement by and among all of the undersigned that Amendment No. 2 to Schedule 13D is filed on or about this date with respect to the beneficial ownership of the undersigneds' shares of the common stock of Lexent Inc. is being filed jointly on behalf of each of the persons named below. Each of the undersigned hereby authorizes and appoints each of Hugh J. O'Kane, Jr., Kevin M. O'Kane and Noah Franzblau as attorney-in-fact and agent of the undersigned, with full power of substitution, to execute such
Schedule 13D and any amendments thereto. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   September 19, 2003



                                                     /S/ HUGH J. O'KANE, JR.
                                                     ---------------------------
                                                     HUGH J. O'KANE, JR.


                                                     /S/ KEVIN M. O'KANE
                                                     ---------------------------
                                                     KEVIN M. O'KANE


                                                     /S/ R. PATRICIA KELLY FOR
                                                     ---------------------------
                                                     CHRISTINE G. KELLY


                                                     /S/ GEORGE GARCIA
                                                     ---------------------------
                                                     GEORGE GARCIA


                                                     /S/ DENNIS OLIVA
                                                     ---------------------------
                                                     DENNIS OLIVA


                                                     /S/ R. PATRICIA KELLY
                                                     ---------------------------
                                                     R. PATRICIA KELLY


                                                     /S/ R. PATRICIA KELLY FOR
                                                     ---------------------------
                                                     MATTHEW S. KELLY

                                                      /S/  WILLIAM J. HARMON
                                                     ---------------------------
                                                     WILLIAM J. HARMON


                                                      /S/  BRUCE LEVY
                                                     ---------------------------
                                                     BRUCE LEVY


                                                      /S/  DANIEL M. CORBETT
                                                     ---------------------------
                                                     DANIEL M. CORBETT